
SYNERGY

INVEST IN SYNERGYMED CANCER TREATMENT TECHNOLOGY

Ground Breaking Cancer Treatment: Tumors Vanish Within Few Days

synergymed-ltd.com Boston, MA

Technology B2B B2C Minority Founder Biotech

Highlights

1. Signed LOI's from Boston Scientific and Medtronic.
2. $100 million projected revenue within 5 years (not guaranteed).
3. 10 minute non-invasive treatment to cure cancer in dogs and mice.
4. Building collaborations with leading U.S. institutions including Ohio State and Harvard.

Featured Investor

Teresa Cornella
Syndicate Lead

Follow

Invested $5,000

"Cancer treatment has long been associated with daunting procedures, lengthy recovery periods, and a profound impact on quality of life. Traditional surgery, while often effective, can be invasive and painful, leaving patients and their families searching for better alternatives. In this landscape, SynergyMed stands out as a beacon of hope, offering a revolutionary approach to cancer treatment. SynergyMed" precise, noninvasive methodology marks a significant leap forward in oncology. Their cutting edge technology focuses on treating tumors with exceptional accuracy, limiting collateral damage to surrounding healthy tissue. This precision is not just a technological advancement. It represents a fundamental shift in patient care. For patients, this means a treatment option that drastically reduces the physical and emotional burden typically associated with cancer surgery.I am excited to support SynergyMed and their groundbreaking work in revolutionizing cancer treatment. Their precise, non-invasive approach to treating tumors is a game-changer. By eliminating the pain and invasiveness of traditional surgery, SynergyMed aims to transform cancer care."

Our Team



Anan Copty CEO

25+ years of technical & leadership experiences, RMD: Radiation Monitoring Devices, Intel: Biochips, Harvard Medical School: MRI



Yahya Dajani VP of Business Development

Medical Technology Entrepreneur. Co-founded NCA Monitoring Technologies & D&O LLC ADNOC Oil Company Corporate Planning, Finance, Performance, and Business Development



Daniel Kacher, Ph.D. Director of Clinical Studies and Product Development

Ph.D. in Biomedical Engineering 25 years at Brigham and Women's Hospital



Robert Roy, MBA, BSEE/BSME VP of Marketing, Sales

35+ years of senior-level management in medical device companies



Mimi Copty, MHA COO

25+ years of project management & leadership experiences in health organizations in the US and internationally

The Non-Surgical 10 Min Solution to Destroy Cancer Tumors



SynergyMed
The non-surgical solution for treatment of cancer tumors
SynergyMed Devices Inc.

We've developed a groundbreaking, noninvasive medical device and technology that destroyed cancer tumors in as little as three days in Animals.

In a single, ten-minute treatment session, our precise technology can treat tumors without damaging surrounding healthy tissue, causing cosmetic deformities and scars, or affecting the patient's quality of life.

About Company

SynergyMed Devices Inc is a medical device company developing a non-invasive electromagnetic ablation systems for the treatment of cancerous tumors as an alternative to surgery for the human and veterinary markets.


SYNERGY

Problem

Surgery is Risky and Impacts the Quality of Life

Risks of Surgery

- Impacts the quality of life for patients
- For brain cancers including Glioblastoma, surgery is not always possible.
- Can have a severe effect on patient's lifestyle with tongue (head & neck) cancer
- Re-Excision of tumors for 10-40% of breast cancer surgeries
- 75% of lung cancer patients are non-surgical candidates.
- Cosmetic risks

Cost Prohibitive	• Surgery is expensive and requires a lot of follow ups including re-excisions at times.
No Viable Alternative Technology	Conventional ablation devices • require image guidance • damage healthy tissue • lack feedback mechanisms • lack treatment dose evaluation.


S
SynergyMed Revolutionary Cancer Treatment (Cancer Tumor Gone ...
Share
Watch on YouTube

Today, the most common treatment for early-stage solid cancer tumor patients is surgery.

But, surgery, while effective, may significantly **impact quality of life, come with many risks and a long recovery time.**

Some of these risks include:

- Bleeding
- Infections
- Restricted range of movement
- Resection and amputation
- In case of breast tumors, removal of breasts and other surrounding healthy tissue
- Nerve pain or numbness
- Cosmetic deformities
- Anesthesia risks
- Organ failure
- And even death

In some cases, surgery is not even possible.

Some examples include:

- Age
- Diabetes
- Location of tumor
- Chronic diseases or heart problems

Solution

A Noninvasive Ablation Device


Mouse 6 |Day 2
Mouse 6 |Day 4
Mouse 6 |Day 28

Mouse experiment showing complete disappearance of cancer tumors within 3 days using SynergyMed's noninvasive technology, with no visible damage to surrounding tissue.

Disruptive Patented Technologies

- Tailored RF and MW applicators
- FDA/CE approved nanoparticles
- Proprietary Algorithms

Animal Studies Results

- Within 3 -5 days the tumor volume diminishes to zero
- Rapid, definitive treatment: Single 10-minute treatment
- No cosmetic damage
- Fewer follow ups
- Improved quality of life
- Less recovery time

Cost Optimized

- 2x less than surgery
- 3x less time per procedure. More time to help more patients
- Treat several tumors simultaneously
- No costly online image guidance (e.g. MRI)

Our goal is to put an end to painful cancer surgery.

Our Non-INVASIVE technology combines electromagnetic energy in the form of microwaves and radio frequency with nanoparticles, controlled by our proprietary algorithms, to ablate tumors precisely, effectively, and in a very short time without affecting surrounding healthy tissue or leaving any cosmetic damage.



We are innovative in that we can perform noninvasive electromagnetic ablation giving us the ability to selectively treat superficial cancer tumors without damaging the surrounding healthy tissue or causing cosmetic impairment.

With this capability we can potentially treat many superficial tumors including breast, skin, tongue, thyroid, head & neck.

No costly, live-imaging guided modalities (like MRI) are needed to monitor the ablation procedure.

Our device is **versatile** and may be used not only in hospitals, but also in cancer clinics.

How Our Solution Works

Patent Filed



Nano Particles

01

- System combines different types of Electromagnetic Energy with Optical Thermal Sensing.

02

- Tumors are injected with FDA approved nanoparticles.

03

- Special electromagnetic applicators are designed and optimized to interact with the nanoparticles.

04

- The interaction of electromagnetic energy in the form of radio frequency and microwaves with nanoparticles leads to selective heating of the tumor.

05

- Heating is controlled through optimized computer algorithms.

06

- The synergistic effect of all these factors leads to maximal destruction of tumors at minimal energies and no damage to healthy tissue.

energies and no damage to healthy tissue.

How does SynergyMed's technology differ from traditional cancer treatments?

Competitive Analysis

Breast Cancer

Company	Technology	Non-invasive applicator	Selective Heating	Image-guidance Unnecessary	Thermal dose Evaluation	Treat multiple tumors simultaneously	Necessary MNP Concentration
SYNERGY	RF & MW	✓	✓	✓	✓	✓	Low
Novian Health	Laser Ablation			✓	✓		N/A
Surgical Resection	BCS		N/A	N/A	N/A	✓	N/A
IceCure	Cryo-ablation						N/A
Medtronic, J&J, Boston Sci., Angiodynamics	Percutaneous, Thermal Ablation / Electroporation						N/A
Insightec	Focused US	✓	✓				N/A

*MNP=Magnetic Nanoparticles, *RF=Radio Frequency, *MW=Microwave, *US=Ultrasound,
*BCS= Breast Conserving Surgery

The potential market for our product is significant.

A combined use of the technology for veterinary applications and human superficial tissue can lead to a market of over $50 Billion.

Potential Human Market Size For Our Application

- Human Breast Cancer: $8.6B Worldwide.
- Other relevant potential cancer tumor markets include skin, head & neck, thyroid, and palliative patients estimated from our application at $23B


Veterinary applications and human superficial tissue can lead to a market of over $50 Billion.

Our first go-to-market will be veterinary.


SYNERGY
MED
First Go-to-Market
Veterinary Market

Why veterinary market first?

This market **doesn't require FDA approval** for medical devices, which makes for easy entry, and allows us to start generating revenue faster. The data collected will also help us accelerate our FDA application process to expand into the human market.



Milestones

- Build 1 Prototype
- Mice studies successfully completed.
- Dog studies successfully completed

- Convert Prototype to Product. Ready for clinical studies.

- Extended clinical studies on dogs in the US.
- Certify ready product

- Perform First in Human Studies on 5 patients.
- Start sales in veterinary market

- Continue First in Human on 10 patients.
- Expand veterinary sales by working with strategics

- Start human clinical trials on 60-80 patients. At 3 different sites.

- Continue human clinical trials.
- Submit for FDA approval

- Start sales for human market

Business & Pricing Model

SYNERGY

We generate revenues from selling devices to veterinary and human clinics, and consumables sales for each patient treated

Direct sales to clinics

- Through specialized sales reps, SynergyMed sells its devices to large vet hospitals and cancer/oncology human clinics.
- These clinics treat approx. 80 patients per month, with SynergyMed aiming to treat up to 30%.
- SynergyMed handles consumables deliveries and device maintenance, charging an annual fee of $5,000 per clinic.

Human device: $200,000
Veterinary device: $100,000
Consumables: $1,500 / treatment
Annual maintenance fee: $5,000

Devices sales to pay-per-use distributors

- SynergyMed sells devices to distributors who rent them to clinics that are not willing to acquire the device.
- Though these clinics treat fewer patients (~40 per month), they perform fewer surgeries, so up to 40% of their patients could use SynergyMed.
- Those distributors oversee the maintenance of the device and the consumable deliveries.

Human device: $200,000
Veterinary device: $100,000
Consumables: $1,200 / treatment (post-distributor commission)

Our business model allows for the device to be sold in full or leased at a pay-per-use option, **with continuous revenue generation from consumables.**

Combined Revenue Projection

Revenues will increasingly be driven by consumables sales, enhancing the scalability of our model



Split veterinary / human market ($M)
Veterinary market
Human market
1.28
2.36
5.67
16.24
19.12
28.66
33.88
38.58
48.01
55.23
62.25
2025
2026
2027
2028
2029
2030



Split per revenue streams ($M)
2030
2.28
26.4
88.8
2029
1.61
21.6
63.43
2028
1.01
21.6
39.93
2027
0.44
17.6
17.32
2026
0.13
4.4
3.5
Maintenance fees
Device sales
Consumables sales

Future projections are not guaranteed


Letters of Interest, Partnership, and Recommendation
SYNERGY MED
This letter expresses Medtronic's interest in the development and advancement of SynergyMed's non-invasive electromagnetic ablation systems for the treatment of cancerous tumors.
(Medtronic Surgical Innovations)
In addition to being intrigued by this novel technology, I am also specifically encouraged by the early preliminary ablation results.
(University of Maryland School of Medicine)
Boston Scientific is interested in the advancement of SynergyMed and views it as a potential partner as it advances into allied fields.
(Boston Scientific)
MOFFITT
other fields of cancer. This approach potentially can be more cost effective than surgical procedures while resulting in improved outcomes compared to surgical resection and other current ablation technology. Once approved for use, I would be very much interested in bringing this technology to our cancer center and participating the Phase I clinical trial in Stage IV breast cancer patients.
(MOFFITT Cancer Center)

Medtronic

This letter expresses Medtronic's interest in the development and advancement of SynergyMed's non-invasive electromagnetic ablation systems for the treatment of cancerous tumors.

SynergyMed Devices Inc
240 Conant St
Danvers, MA 01923

Dear NIH SBIR Reviewing Committee,

This letter expresses Medtronic's interest in the development and advancement of SynergyMed's non-invasive electromagnetic ablation systems for the treatment of cancerous tumors.

Medtronic is a global leader in medical technology with annual sales exceeding $30 billion USD, and a leading provider of innovative surgical products. Many of Medtronic's surgical products are used in the resection of breast cancer. One of more frequent, and in those instances costly, issues associated with these same procedures is the need for tumor re-excision. This happens when the surgeon does not properly identify and remove the entirety of the tumor in the breast at the time of the original operation.

SynergyMed is developing a novel solution designed to address this unfortunate clinical problem. The company's noninvasive ablation system is designed to replace the need for invasive surgical resection of cancerous tumors. Instead of surgery, the SynergyMed technology quickly and effectively ablates and destroys tumors without damaging healthy tissue. To date, existing ablation technologies have had limited success in breast because of challenges in executing both the safety and precision of heat transfer. SynergyMed addresses these primary issues by combining the interaction of electromagnetic energy with nanoparticles, thus creating an effect of selective heating to the tumor. Heating is further controlled through optimized computer algorithms, enabling maximal destruction of tumors while minimizing damage to healthy tissue.

SynergyMed could be of possible interest to Medtronic due to its potential to address some the aforementioned challenges experienced in breast cancer treatment. Additional benefits may be seen in several other surgical procedures as well. But broadly speaking, the successful development of SynergyMed has the opportunity to benefit the medical community by making cancerous treatments easier and more reliable for healthcare providers, while improving outcomes for patients.

We look forward to learning more about the advancement of SynergyMed, as the company continues to progress with its development work.

Sincerely,

Geoff DaCosta
Director, Business Development & Licensing
Medtronic Surgical Innovations

MOFFITT
CANCER CENTER

other fields of cancer. This approach potentially can be more cost effective than surgical procedures while resulting in improved outcomes compared to surgical resection and other current ablation technology. Once approved for use, I would be very much interested in bringing this technology to our cancer center and participating the Phase I clinical trial in Stage IV breast cancer patients.

To Whom It May Concern:

I am a Senior Member at Moffitt Cancer Center and Professor of Surgery at the University of South Florida with expertise in Surgical Breast Oncology. My research interests are selecting patients for breast conserving surgery and studying the patterns of recurrence. I am also the chair of education in the breast department and director of Society of Surgical Oncology accredited breast fellowship.

I am writing this strong letter in support of the advancement of SynergyMed's medical devices' unique noninvasive alternative to surgical resection of tumors. This technology replaces the need for invasive surgical resection without the risk of cosmetic and surgical morbidity. SynergyMed's noninvasive ablation system effectively ablates tumors without damaging healthy tissue. This technology and research will not only revolutionize breast cancer treatment but can also contribute to other fields of cancer. This approach potentially can be more cost effective than surgical procedures while resulting in improved outcomes compared to surgical resection and other current ablation technology. Once approved for use, I would be very much interested in bringing this technology to our cancer center and participating the Phase I clinical trial in Stage IV breast cancer patients.

I fully support and encourage the committee to fund this innovative research proposal to assist in the advancement of SynergyMed.

Sincerely,

Nazanin Khakpour, MD, FACS
Senior Member
Surgical Oncologist
Department of Breast Oncology
Moffitt Cancer Center

Due Diligence

Our company has been vetted and qualified by various grantors and venture capitalists (VCs). Through rigorous due diligence with these institutions, we were awarded several prizes and grants, including:

- Merage (Orange County, California) Institute +45 Competition: Won the second prize out of 400 medical device startups.
- Russia (Moscow): Won the Gold Medal of the Archimedes conference of science and technology amongst 27 countries.
- World Economic Forum: Company chosen in the top 100 startups.
- New England Venture Summit (Boston): Chosen amongst the top 20 medical device companies to present at the summit.

SYNERGY

Seeking

$500K in crowdfunding

(Coupled with an existing $200K in grant money)

01

Dog Clinical Studies and Pre-Clinical preparation for the FDA

02

Veterinary Device Ready of Sale

03

Human Device Ready for Clinical Studies

How are we going to use the money?

Use of Funds


Start First In Human Studies (5 patients)
16.5%
Large Animal Studies
29.3%
FDA Pre-Sub Meeting
8.1%
SYNERGY
MED
Veterinary Product Marketing
18.7%
Build Veterinary Product
27.4%

Our crowd-funding goals aim to:

(1) publicly advertise the company and its product

(2) give our friends and network access to investing in our startup

(3) help us reach our milestones swiftly and smoothly

Executive Team

Experience from leading corporate and academic institutions



Anan Copty, Ph.D.

Founder & CEO

25+ years of technical & leadership experiences, RMD: Radiation Monitoring Devices, Intel: Biochips, Harvard Medical School: MRI



Daniel Kacher, Ph.D.

Director of Clinical Studies and Product Development

Ph.D. in Biomedical Engineering
25 years at Brigham and Women's Hospital



Mimi Copty, MHA

COO

25+ years of project management & leadership experiences in health organizations in the US and internationally



Robert Roy, MBA, BSEE/BSME

VP of Marketing, Sales

35+ years of senior-level management in medical device companies



Yahya Dajani

VP of Business & Customer Development

Medical Technology Entrepreneur.
Co-founded NCA Monitoring Technologies & D&O LLC
ADNOC Oil Company
Corporate Planning, Finance, Performance, and Business Development

Acknowledgement and Resources

Medical Advisors

Practicing oncologists with international reputations and numerous high impact journal publications



Prof. Nader Hanna, MD

Chief of Surgical Oncology
Jefferson University, Pennsylvania



Dr. Salem Billan, MD

Director of Head & Neck Oncology Unit Rambam Medical Center in Haifa

Veterinary and Pre-clinical Advisors

Practicing veterinary doctor and post-doc researcher with numerous high impact journal publications



Dr. Wasim Geraisy, DVM

Owner of Waza Pets Center
15 years of experience in treating dogs, cats and horses
Leads and trains several veterinary doctors



Rand Arafeh, Ph.D.

Pre-Clinical Studies Development
Ph.D. in Cancer Biology
Harvard Medical School post-doc

We are an experienced team of MTM management, technical, and medical leaders with backgrounds from leading corporate and academic institutions.

Join us in the fight to make Effective Treatment Accessible!

Invest Today!